MEDSTRONG INTERNATIONAL CORPORATION

                  Amendment to By-Laws, Article III, Section 1

          Adopted by the Board of Directors and effective June 11, 2004

                                  "ARTICLE III

                                    DIRECTORS

                  SECTION 1. NUMBER AND TERM. - The number of Directors constituting the whole board of directors shall be nine. The directors shall be elected at the annual meeting of the stockholders and each director shall be elected to serve until his or her successor shall be elected and shall qualify. Directors need not be stockholders."